UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PANAMSAT HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69831Y105

(CUSIP Number)

Alexander Navab

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York  10019

212-230-9487

with copies to:

Bruce Rosenblum	Paul Salem
The Carlyle Group	Providence Equity Partners
1001 Pennsylvania Avenue, NW	50 Kennedy Plaza, 18th Floor
Washington, DC 20004-2505	Providence, Rhode Island 02903
202-661-4351	401-751-6763

and

Gary Horowitz

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York  10017

212-455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,932,251*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Constellation, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,932,251

	8.	Shared Voting Power 39,383,108*

	9.	Sole Dispositive Power 31,932,251

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,932,251*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,932,251*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,932,251*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,932,251*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCG Holdings L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,345,191

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,721,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,345,191

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlyle PanAmSat I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,637,640

	8.	Shared Voting Power 52,677,719*

	9.	Sole Dispositive Power 18,637,640

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlyle PanAmSat II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,053,914

	8.	Shared Voting Power 70,261,445*

	9.	Sole Dispositive Power 1,053,914

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TC Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,832

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 29,832

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,345,191

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TC Group III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TC Group III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carlyle Partners III Telecommunications, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPIII Coinvestment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners IV, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners IV Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,832

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 29,832

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,345,191

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) CO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PEP PAS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,628,246

	8.	Shared Voting Power 51,687,113*

	9.	Sole Dispositive Power 19,628,246

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PEOP PAS, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,308

	8.	Shared Voting Power 71,252,051*

	9.	Sole Dispositive Power 63,308

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity GP IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,691,554*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) OO

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Operating Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 63,308*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) PN

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Providence Equity Partners IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,315,359*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,628,246*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,315,359*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) PN

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn M. Creamer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,345,191

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,721,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,345,191

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) IN

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan M. Nelson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,345,191

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,721,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,345,191

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) IN

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

CUSIP No. 69831Y105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Salem

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 71,345,191

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,721,386

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,345,191

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.2%

14.	Type of Reporting Person (See Instructions) IN

*                 The Reporting Person disclaims admission of beneficial ownership as described under Item 5.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of PanAmSat Holding Corporation, a Delaware corporation (“PanAmSat”). The address of the principal executive office of PanAmSat is 20 Westport Road, Wilton, Connecticut 06897.

The information in this Schedule 13D regarding the KKR Reporting Persons (as defined below) has been submitted only by the KKR Reporting Persons, and the Carlyle Reporting Persons (as defined below) and the Providence Reporting Persons (as defined below) make no statements with regards to the accuracy or completeness thereof.  The information in this Schedule 13D regarding the Carlyle Reporting Persons has been submitted only by the Carlyle Reporting Persons, and the KKR Reporting Persons and the Providence Reporting Persons make no statements with regards to the accuracy or completeness thereof.  The information in this Schedule 13D regarding the Providence Reporting Persons has been submitted only by the Providence Reporting Persons, and the KKR Reporting Persons and the Carlyle Reporting Persons make no statements with regards to the accuracy or completeness thereof.

Item 2.	Identity and Background

KKR Millenium GP LLC and its affiliated Reporting Persons

Reporting Persons affiliated with KKR Millennium GP LLC are Constellation, LLC, KKR Associates Millennium L.P., KKR Millennium Fund L.P., KKR Partners III, L.P. and KKR III GP LLC (collectively, the “KKR Reporting Persons”).  The address of the principal place of business and principal office of each of the KKR Reporting Persons is 9 West 57th Street, Suite 4200, New York, New York 10019.  KKR Millennium GP LLC, a limited liability company organized under the laws of the State of Delaware, is the sole general partner of KKR Associates Millennium L.P.  KKR Associates Millennium L.P., a limited partnership organized under the laws of the State of Delaware, is the sole general partner of KKR Millennium Fund L.P.  KKR III GP LLC, a limited liability company organized under the laws of the State of Delaware, is a general partner of KKR Partners III, L.P.  KKR Millennium Fund L.P., a limited partnership organized under the laws of the State of Delaware, and KKR Partners III, L.P., a limited partnership organized under the laws of the State of Delaware, are each members of Constellation, LLC.  Constellation, LLC is a limited liability company organized under the laws of the State of Delaware.  Each of KKR Millennium Fund L.P. and KKR Partners III, L.P. is principally engaged in the business of investing in other companies.  Each of KKR Associates Millennium L.P., KKR Millennium GP LLC and KKR III GP LLC is principally engaged in the business of managing investments in other companies through partnerships and limited liability companies.  Constellation, LLC was formed solely for the purpose of investing in PanAmSat and has not engaged in any material activities other than incident to its ownership of shares of Common Stock.

Henry R. Kravis and George R. Roberts are the members of the executive committee of KKR Millennium GP LLC and KKR III GP LLC. The other members of KKR Millennium GP LLC and KKR III GP LLC are Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander

Navab, Jacques Garaialde, Marc S. Lipschultz, Reinhard Gorenflos, Scott C. Nuttall and Michael M. Calbert.  Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Stuart, Gilhuly, Fisher, Navab, Lipschultz Nuttall and Calbert are each United States citizens.  Messrs. Huth and Gorenflos are German citizens and Mr. Garaialde is a French citizen.  The present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P., a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and Stirling Square, 7 Carlton Garden, London, SW1Y 5AD, England.  The business address of Messrs. Kravis, Raether, Golkin, Stuart, Navab, Lipschultz and Nuttall is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, Michelson, Greene, Gilhuly and Calbert is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Messrs. Fisher, Huth, Gorenflos and Garaialde is Stirling Square, 7 Carlton Garden, London, SW1Y 5AD, England.

During the last five years, none of the KKR Reporting Persons nor, to the knowledge of the KKR Reporting Persons, any person named in this Item 2 under the heading “KKR Millenium GP LLC and its affiliated Reporting Persons”: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TCG Holdings L.L.C. and its affiliated Reporting Persons

Reporting Persons affiliated with TCG Holdings L.L.C. are Carlyle PanAmSat I, LLC, Carlyle PanAmSat II, LLC, Carlyle Partners III Telecommunications, L.P., CPIII Coinvestment, L.P., TC Group III, L.P., TC Group, L.L.C. and TC Group III, L.L.C. (collectively, the “Carlyle Reporting Persons”).  The address of the principal place of business and principal office of each of the Carlyle Reporting Persons is 1001 Pennsylvania Avenue, NW, Washington, DC 20004.  TCG Holdings L.L.C., a limited liability company organized under the laws of the State of Delaware, is the managing member of TC Group, L.L.C.  TC Group, L.L.C., a limited liability company organized under the laws of the State of Delaware, is the sole managing member of TC Group III, L.L.C.  TC Group III, L.L.C., a limited liability company organized under the laws of the State of Delaware, is the sole general partner of TC Group III, L.P.  TC Group III, L.P., a limited partnership organized under the laws of the State of Delaware, is the sole general partner of Carlyle Partners III Telecommunications, L.P. and CPIII Coinvestment, L.P.  Carlyle Partners III Telecommunications, L.P., a limited partnership organized under the laws of the State of Delaware, is the sole member of Carlyle PanAmSat I, LLC.  CPIII Coinvestment, L.P. a limited partnership organized under the laws of the State of Delaware, is the sole member of Carlyle PanAmSat II, LLC.  Carlyle PanAmSat I, LLC and Carlyle PanAmSat II, LLC are each limited liability companies organized under the laws of the State of Delaware formed solely for the purpose of investing in PanAmSat, and they have not engaged in any material activities other than incident to their ownership of shares of Common Stock.  Each of TCG Holdings L.L.C., Carlyle PanAmSat I, LLC, Carlyle PanAmSat II, LLC, Carlyle Partners III

Telecommunications, L.P., CPIII Coinvestment, L.P., TC Group III, L.P., TC Group, L.L.C. and TC Group III, L.L.C. is principally engaged in the business of managing investments in other companies through partnerships and limited liability companies.

TCG Holdings L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of the board.  William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the managing members of TCG Holdings L.L.C.  Messrs. Conway, D’Aniello and Rubenstein are each citizens of the United States.  Their business address is 1001 Pennsylvania Avenue, NW, Washington, DC 20004.  The present principal occupation of each is as a managing member of TCG Holdings L.L.C.

During the last five years, none of the Carlyle Reporting Persons nor, to the knowledge of the Carlyle Reporting Persons, any person named in this Item 2 under the heading “TCG Holdings L.L.C. and its affiliated Reporting Persons”: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Providence Equity Partners IV L.P. and its affiliated Reporting Persons

Reporting Persons affiliated with Providence Equity Partners IV L.P. are Providence Equity Partners IV Inc.,  Providence Equity GP IV L.P., Providence Equity Partners IV, L.L.C., Providence Equity Operating Partners IV L.P., PEP PAS, L.L.C., PEOP PAS, L.L.C., Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem (collectively, the “Providence Reporting Persons”; together with the KKR Reporting Persons and the Carlyle Reporting Persons, the “Reporting Persons”).  The address of the principal place of business and principal office of each of the Providence Reporting Persons is 50 Kennedy Plaza, Providence, Rhode Island 02903.  Providence Equity Partners IV Inc. is a corporation organized under the laws of the State of Delaware whose principal business is to manage investments in other companies through partnerships and limited liability companies.  Providence Equity Partners IV, L.L.C. is a limited liability company organized under the laws of the State of Delaware whose principal business is to serve as general partner of Providence Equity GP IV L.P.  Providence Equity GP IV L.P. is a limited partnership organized under the laws of the State of Delaware whose principal business is to serve as general partner of Providence Equity Partners IV L.P. and Providence Equity Operating Partners IV L.P.  Providence Equity Partners IV L.P. is a limited partnership organized under the laws of the State of Delaware whose principal business is operation of an investment fund, and it is the sole member of PEP PAS, L.L.C. Providence Equity Operating Partners IV L.P. is a limited partnership organized under the laws of the State of Delaware whose principal business is operation of an investment fund, and it is the sole member of PEOP PAS, L.L.C.  PEP PAS, L.L.C. and PEOP PAS, L.L.C. are each limited liability companies organized under the laws of the State of Delaware formed solely for the purpose of investing in PanAmSat, and they have not engaged in any material activities other than incident to their ownership of shares of Common Stock.

Messrs. Nelson, Creamer and Salem are individuals whose primary business is to serve, jointly, as managing members of Providence Equity Partners IV, L.L.C. and as directors of Providence Equity Partners IV Inc.  The principal occupation of Mr. Nelson is Chief Executive Officer of Providence Equity Partners IV Inc. and Providence Equity Partners IV, L.L.C. and the principal occupation of each of Messrs. Creamer and Salem is Executive Vice President and Senior Managing Director of Providence Equity Partners IV Inc. and Providence Equity Partners IV, L.L.C.  Raymond M. Mathieu is Chief Financial Officer, Treasurer and Secretary of Providence Equity Partners IV Inc. and Providence Equity Partners IV, L.L.C.  Messrs. Nelson, Creamer, Salem and Mathieu are each citizens of the United States.  Their business address is 50 Kennedy Plaza, Providence, Rhode Island 02903.

During the last five years, none of the Providence Reporting Persons nor, to the knowledge of the Providence Reporting Persons, any person named in this Item 2 under the heading “Providence Equity Partners IV L.P. and its affiliated Reporting Persons”: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

August 2004 Recapitalization

Prior to its recapitalization discussed below, PanAmSat Corporation, a wholly-owned subsidiary of PanAmSat, was a publicly-held company whose common stock traded on the NASDAQ National Market; as a result of this recapitalization, PanAmSat Corporation became a privately-held company. In August 2004, the Reporting Persons and certain members of management recapitalized PanAmSat Corporation through a series of transactions described below (collectively, the “Recapitalization”). The aggregate transaction value of the Recapitalization, including the assumption of indebtedness, premiums and fees and expenses, was approximately $4.4 billion. The series of transactions that led up to and comprised the Recapitalization include the following:

•      The 2004 Merger. Prior to the Recapitalization, The DIRECTV Group, Inc. beneficially owned 80.4% of PanAmSat Corporation common stock. In order to acquire the remaining shares of PanAmSat Corporation held by PanAmSat Corporation’s public stockholders, The DIRECTV Group, Inc. consummated a merger whereby a wholly-owned subsidiary of The DIRECTV Group, Inc. merged into PanAmSat Corporation. In that merger, each share of PanAmSat Corporation common stock was converted into a right to receive $23.50 in cash (on an unadjusted basis) (other than shares owned by

The DIRECTV Group, Inc. and certain shares held by members of management who agreed not to have their equity interests cashed out in the merger). As a result of that merger, The DIRECTV Group, Inc. became the beneficial owner of all of the outstanding shares of PanAmSat Corporation common stock (other than certain shares held by members of management who agreed not to have their equity interests cashed out in the merger).

•      The DIRECTV Stock Sale. Two business days after the consummation of that merger, The DIRECTV Group, Inc. sold its shares of PanAmSat Corporation common stock in two steps:

•      Step one: PanAmSat Corporation repurchased from The DIRECTV Group, Inc. approximately 95,742,728 shares of PanAmSat Corporation common stock owned by The DIRECTV Group, Inc. for approximately $21.84 per share (on an unadjusted basis), or an aggregate consideration of approximately $2.09 billion, with funds borrowed under the new borrowings described below; and

•      Step two: The Investment Vehicles (as defined in Item 4 below), certain members of management and one of PanAmSat Corporation’s new directors purchased the remaining 25,069,447 shares of PanAmSat Corporation common stock owned by The DIRECTV Group, Inc. for approximately $21.84 per share (on an unadjusted basis), or an aggregate consideration of approximately $548 million.

•      The Borrowings.  In connection with the Recapitalization, PanAmSat Corporation entered into $2.71 billion of senior secured credit facilities and issued $1.01 billion aggregate principal amount of 9% senior notes due 2014. The proceeds of these borrowings were used to fund the repurchase described in step one above, repay PanAmSat Corporation’s then-existing indebtedness described below and pay transaction fees and expenses of approximately $73 million.

•      The Repayment of Then-Existing Indebtedness. Approximately $934 million and $256 million of the proceeds of the borrowings described above were used to purchase PanAmSat Corporation’s 8 1/2% Senior Notes due 2012 and 6 1/8% Senior Notes due 2005, respectively, in tender offers.

After the Recapitalization, the Investment Vehicles owned an aggregate of approximately 98% of PanAmSat Corporation common stock.

October 2004 Contribution

On October 8, 2004, the Investment Vehicles and certain members of PanAmSat Corporation’s management and board of directors contributed all PanAmSat Corporation common stock held by them to PanAmSat in exchange for a pro rata share of Common Stock.  In addition, options and all other equity rights for PanAmSat Corporation common stock were converted to similar rights for Common Stock.  As a result, PanAmSat Corporation became a wholly-owned subsidiary of PanAmSat.

The Initial Public Offering

On March 22, 2005, PanAmSat completed an initial public offering of Common Stock in order to repay a significant portion of PanAmSat’s outstanding indebtedness and to pay a dividend to PanAmSat’s then existing stockholders. After the consummation of the initial public offering, the Reporting Persons owned an aggregate of approximately 58% of the outstanding Common Stock.

Compensation of Directors of PanAmSat

As directors of PanAmSat, certain employees and advisors of the Reporting Persons (as set forth in Item 4) received stock and stock options as compensation for their services as directors.  Alexander Navab, Joseph Y. Bae, George M.C. Fisher and R.C. Johnstone. Jr. each received 1,747 restricted shares of Common Stock on June 8, 2005 and options to purchase an aggregate of 13,169 shares of Common Stock on September 16, 2004 as compensation for their services as directors (as well as additional options to purchase shares of Common Stock that are not exercisable within 60 days).  George M.C. Fisher also received options to purchase 13,169 shares of Common Stock on August 20, 2004 as compensation for his services as director (as well as additional options to purchase shares of Common Stock that are not exercisable within 60 days).  The compensation received by Michael J. Connelly and Bruce E. Rosenblum for their services as directors was assigned to and is owned of record by TC Group, L.L.C., including an aggregate of 3,494 restricted shares of Common Stock received on June 8, 2005 and options to purchase an aggregate of 26,338 shares of Common Stock granted on September 16, 2004 (as well as additional options to purchase shares of Common Stock that are not exercisable within 60 days). The compensation received by Michael J. Dominguez and Paul J. Salem for their services as directors was assigned to and is owned of record by Providence Equity Partners IV Inc., including an aggregate of 3,494 restricted shares of Common Stock received on June 8, 2005 and options to purchase an aggregate of 26,338 shares of Common Stock granted on September 16, 2004 (as well as additional options to purchase shares of Common Stock that are not exercisable within 60 days).  The options become exercisable in equal amounts on September 15, 2005, 2006, 2007, 2008 and 2009 and have an exercise price of $4.21 per share of Common Stock subject to the options.  This Schedule 13D has been filed in connection with the grant of restricted shares on June 8, 2005.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference.

Second Amended and Restated Stockholders Agreement

Constellation, LLC, Carlyle PanAmSat I, LLC, Carlyle PanAmSat II, LLC, PEP PAS, L.L.C., and PEOP PAS, L.L.C. (collectively, the “Investment Vehicles”), PanAmSat, PanAmSat Corporation, Carlyle Partners III Telecommunications, L.P., Providence Equity Partners IV L.P., and KKR Millennium Fund L.P. entered into a Second Amended and Restated Stockholders Agreement, dated as of August 20, 2004, amended and restated as of October 14, 2004 and amended and restated as of March 22, 2005 (the “Stockholders Agreement”), that provides for, among other things: (A) a right of each of the Reporting Persons party thereto to designate a certain number of directors to PanAmSat’s board of directors for so long as they hold a certain amount of Common Stock; of the nine members of PanAmSat’s board, the KKR Reporting Persons initially has the right to designate four directors, and the Carlyle Reporting Persons and the Providence Reporting Persons each initially have the right to designate two directors (with the addition of independent directors to PanAmSat’s board of directors such that, within a year of the completion of the offering, PanAmSat will have at least three independent directors); (B) changes to the composition of PanAmSat’s board of directors in the event that PanAmSat ceases to be a “controlled company” within the meaning of applicable stock exchange rules; in such situation, the KKR Reporting Persons will no longer have the right to designate more than two directors; the Carlyle Reporting Persons and the Providence Reporting Persons will no longer have the right to designate more than one director each; the Chief Executive Officer will continue to be a member of the board of directors; and a number of directors will be added so that a majority will be independent; (C) certain limitations on transfers of Common Stock held by the Reporting Persons for a period of five years after the completion of the August 2004 Recapitalization of PanAmSat Corporation, provided that, following the initial public offering of PanAmSat in March 2005, any Reporting Person may sell pursuant to its registration rights as described below; and (D) the ability of the Reporting Persons to “tag-along” their shares of Common Stock to sales by any other Reporting Person, and the ability of the Reporting Persons to “drag-along” Common Stock held by the other Reporting Persons under certain circumstances.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement (filed as Exhibit 3 hereto), which is incorporated by reference herein in its entirety.

Amended and Restated Registration Rights Agreement

PanAmSat Corporation and the Investment Vehicles are party to the Amended and Restated Registration Rights Agreement, dated as of August 20, 2004 and amended and restated as of October 14, 2004 (the “Registration Rights Agreement”), pursuant to which such Reporting Persons are entitled to certain demand and piggyback rights with respect to the registration and sale of Common Stock held by them after the initial public offering in March 2005.  The Registration Rights Agreement permits the KKR Reporting Persons to make up to eight demands, the Carlyle Reporting Persons to make up to four demands and the Providence Reporting Persons to make up to four demands on PanAmSat to register the shares of Common Stock held by them.  PanAmSat is required to pay all registration expenses incurred in connection with each such demand registration, which expenses exclude underwriting discounts and commissions.  Without the consent of the holders of a majority of the shares of Common Stock entitled to the registration rights, PanAmSat is not required to file a registration statement pursuant to any demand made within 180 days of the effectiveness of any other request for registration or any registration pursuant to which the Reporting Persons were entitled to piggyback registration rights.

In connection with the initial public offering in March 2005, the Reporting Persons entered into certain lock-up agreements with the underwriters which restricted their sales of Common Stock for a certain period following the initial public offering of PanAmSat.  The lock-up agreements restrict the Investment Vehicles from selling or otherwise disposing of any shares of Common Stock for a period of 180 days after March 15, 2005, the date of the prospectus (subject to specified exceptions), without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement (filed as Exhibit 4 hereto), which is incorporated by reference herein in its entirety.

Merger Agreement

PanAmSat has entered into a Merger Agreement (the “Merger Agreement”), dated as of August 28, 2005, with Intelsat (Bermuda), Ltd. (“Parent”) and Proton Acquisition Corporation (“Merger Sub”).  Parent and Merger Sub are wholly-owned subsidiaries of Intelsat, Ltd.

The Merger Agreement contemplates a merger (the “Merger”) whereby Merger Sub will be merged with and into PanAmSat, and each outstanding share of Common Stock will be converted into the right to receive $25.00 in cash, without interest, plus an amount equal to the pro rata portion of any PanAmSat regular quarterly dividend which has not been declared (or has been declared with a record date after the closing) with respect to the fiscal quarter in which the Merger occurs (but not for the period after the closing of the Merger).  Each stock option of the Company will be accelerated and cashed-out for an amount equal to the excess of $25 over its exercise price.  Restricted shares will be accelerated and converted into the right to receive the merger consideration.

Upon the consummation of the Merger, (1) the initial directors of the surviving corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected, (2) the initial officers of the surviving corporation will be the officers of PanAmSat immediately prior to the effective time of the Merger, until their respective successors are duly appointed, (3) the certificate of incorporation of PanAmSat as in effect immediately prior to the effective time of the Merger shall be amended to read in its entirety in the same fashion as the certificate of incorporation of Merger Sub, other than the incorporator of Merger Sub, the exculpation and indemnification provisions (which shall remain unchanged), and corporate name (which shall remain PanAmSat Holding Corporation), (4) the bylaws of Merger Sub will be the bylaws of the surviving corporation of the Merger (other than references to the corporate name of PanAmSat (which shall remain PanAmSat Holding Corporation)) and (5) all shares of Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the New York Stock Exchange.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement (filed as Exhibit 5 hereto), which is incorporated by reference herein in its entirety.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Investment Vehicles entered into a

Voting Agreement, dated as of August 28, 2005 (the “Voting Agreement”), with Parent, Merger Sub and PanAmSat.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained in the Voting Agreement, the Investment Vehicles have agreed, among other things, to vote their shares of Common Stock in favor of approving and adopting the Merger Agreement.  Further, they have agreed to vote against:

•      the approval of any competing transaction or other business combination between PanAmSat and any other person other than the Merger;

•      any proposal in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement;

•      any action or agreement known by such Investment Vehicles to result in a breach of any of PanAmSat’s representations, warranties, covenants or agreements under the Merger Agreement;

•      any liquidation or winding up of PanAmSat;

•      any extraordinary dividend by PanAmSat or change in its capital structure; and

•      any action or agreement known by the Investment Vehicles to reasonably be likely to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled or known by the Investment Vehicles to materially adversely affect PanAmSat’s ability to consummate the transactions contemplated by the Merger Agreement by the outside date set forth in the Merger Agreement.

Under the terms of the Voting Agreement, each of the Investment Vehicles has granted an irrevocable proxy and power of attorney to Parent, Merger Sub and their designees to vote at a special meeting of stockholders (or written consent in lieu thereof) with respect to the shares it holds unless the Voting Agreement is terminated as described below.

The Investment Vehicles have also agreed (1) not to transfer their shares of Common Stock until the Voting Agreement is terminated, (2) except in limited circumstances, not to solicit any competing transactions or participate in any solicitation of proxies for any competing transaction, and (3) to indemnify and reimburse PanAmSat if it is required to pay a termination fee to Parent in respect of the failure to obtain the PanAmSat stockholders’ approval and adoption of the Merger Agreement due to the breach by them of their obligation to vote as set forth above.

The Voting Agreement provides that it will terminate and the proxy described above will expire upon the earlier of:

•      the effective date of the Merger; or

•      the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement (filed as Exhibit 6 hereto), which is incorporated by reference herein in its entirety.

Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, inclusive, although the Reporting Persons reserve the right to develop such plans, subject to the agreements described above.  Subject to the agreements described above, the Reporting Persons may seek to influence management or PanAmSat’s board of directors with respect to the business and affairs of PanAmSat, including having PanAmSat take action to facilitate consummation of the Merger.  From time to time, the Reporting Persons may also, subject to compliance with applicable law, communicate with other stockholders of PanAmSat in furtherance of the transactions contemplated by the Merger Agreement and the Voting Agreement, including soliciting stockholders of PanAmSat to vote in favor of the Merger and related actions.

Directors of PanAmSat

Alexander Navab, a member of KKR & Co. L.L.C., an affiliate of the KKR Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Navab may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Joseph Y. Bae, a director of Kohlberg Kravis Roberts & Co. L.P., an affiliate of the KKR Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Bae may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

George M.C. Fisher, a senior advisor to Kohlberg Kravis Roberts & Co. L.P., an affiliate of the KKR Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Fisher may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

R.C. Johnstone. Jr., a senior advisor to Kohlberg Kravis Roberts & Co. L.P., an affiliate of the KKR Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Johnstone may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Michael J. Connelly, a managing director of The Carlyle Group, an affiliate of the Carlyle Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Connelly may have influence over the corporate activities of

PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Bruce E. Rosenblum, a managing director of The Carlyle Group, an affiliate of the Carlyle Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Rosenblum may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Michael J. Dominguez, a principal of Providence Equity Partners, Inc., an affiliate of the Providence Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Dominguez may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Paul J. Salem, a senior managing director and a founder of Providence Equity Partners, Inc., an affiliate of the Providence Reporting Persons, was elected a director of PanAmSat effective August 20, 2004. As a director of PanAmSat, Mr. Salem may have influence over the corporate activities of PanAmSat, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 2 is hereby incorporated herein by reference.

(a) and (b).  As set forth in the Merger Agreement, the following disclosure assumes that there were 122,598,093 shares of Common Stock outstanding as of August 25, 2005.

Constellation, LLC directly owns 31,932,251 shares of Common Stock, representing 26.0% of the outstanding Common Stock.  Each of KKR Millennium GP LLC, the general partner of KKR Associates Millennium L.P., KKR Associates Millennium L.P., the general partner of KKR Millennium Fund L.P., KKR III GP LLC, the general partner of KKR Partners III, L.P., and KKR Millennium Fund L.P. and KKR Partners III, L.P., the members of Constellation LLC, may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock owned by Constellation LLC.  As a result, each of KKR Millennium GP LLC, KKR III GP LLC, KKR Associates Millennium L.P., KKR Millennium Fund L.P. and KKR Partners III, L.P. may be deemed to beneficially own the shares of Common Stock directly owned by Constellation, LLC.  The filing of this Schedule 13D shall not be construed as an admission that any of KKR Millennium GP LLC, KKR III GP LLC, KKR Associates Millennium L.P., KKR Millennium Fund L.P. or KKR Partners III, L.P. is the beneficial owner of any securities covered by this statement.

Carlyle PanAmSat I, LLC and Carlyle PanAmSat II, LLC directly own 18,637,640 and 1,053,914 shares of Common Stock, respectively, representing 15.2% and 0.9% of the outstanding Common Stock, respectively.  TC Group, L.L.C. directly owns 3,494 shares of Common Stock and options to purchase 26,338 shares of Common Stock that are exercisable within 60 days, representing in the aggregate of 0.02% of the outstanding Common Stock, as set forth in Item 3 under “Compensation of Directors of PanAmSat”.  Each of

TCG Holdings L.L.C., as the managing member of TC Group, L.L.C., TC Group, L.L.C., as the managing member of TC Group III, L.L.C., TC Group III, L.L.C., as the general partner of TC Group III, L.P., TC Group III, L.P., as the general partner of Carlyle Partners III Telecommunications, L.P. and CPIII Coinvestment, L.P., Carlyle Partners III Telecommunications, L.P., as the sole member of Carlyle PanAmSat I, LLC, and CPIII Coinvestment, L.P., as the sole member of Carlyle PanAmSat II, LLC, may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock owned by Carlyle PanAmSat I, LLC and Carlyle PanAmSat II, LLC, as the case may be.  As a result, each of TCG Holdings L.L.C., TC Group, L.L.C., TC Group III, L.L.C., TC Group III, L.P., Carlyle Partners III Telecommunications, L.P. and CPIII Coinvestment, L.P. may be deemed to beneficially own the shares of Common Stock directly owned by Carlyle PanAmSat I, LLC Carlyle PanAmSat II, LLC.  TCG Holdings L.L.C., as the managing member of TC Group, L.L.C., may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock owned by TC Group, L.L.C.  As a result, TCG Holdings L.L.C. may be deemed to beneficially own the shares of Common Stock directly owned by TC Group, L.L.C.  The filing of this Schedule 13D shall not be construed as an admission that any of TCG Holdings L.L.C., TC Group III, L.L.C., TC Group III, L.P., Carlyle Partners III Telecommunications, L.P. or CPIII Coinvestment, L.P. is the beneficial owner of any securities covered by this statement.  The filing of this Schedule 13D shall not construed as an admission that TC Group, L.L.C. is the beneficial owner of any securities owned by Carlyle PanAmSat I, LLC or Carlyle PanAmSat II, LLC.

PEP PAS, L.L.C. and PEOP PAS, L.L.C. directly own 19,628,246 and 63,308 shares of Common Stock, respectively, representing 16.0% and 0.05% of the outstanding Common Stock, respectively.  Providence Equity Partners IV, Inc directly owns 3,494 shares of Common Stock and options to purchase 26,338 shares of Common Stock that are exercisable within 60 days, representing in the aggregate of 0.02% of the outstanding Common Stock, as set forth in Item 3 under “Compensation of Directors of PanAmSat”.  Messrs. Nelson, Creamer and Salem, as the managing members of Providence Equity Partners IV, L.L.C., Providence Equity Partners IV, L.L.C., as the general partner of Providence Equity GP IV L.P., Providence Equity GP IV L.P., as the general partner of Providence Equity Partners IV L.P. and Providence Equity Operating Partners IV L.P., Providence Equity Partners IV L.P., as the sole member of PEP PAS, L.L.C., and Providence Equity Operating Partners IV L.P., as the sole member of PEOP PAS, L.L.C., may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock owned by PEP PAS, L.L.C. or PEOP PAS, L.L.C., as the case may be.  As a result, each of Messrs. Nelson, Creamer and Salem, Providence Equity Partners IV, L.L.C., Providence Equity GP IV L.P., Providence Equity Partners IV L.P. and Providence Equity Operating Partners IV L.P. may be deemed to beneficially own the shares of Common Stock directly owned by PEP PAS, L.L.C. or PEOP PAS, L.L.C.  Messrs. Nelson, Creamer and Salem, as the directors of Providence Equity Partners IV Inc., may be deemed to share the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by Providence Equity Partners IV Inc.  The filing of this Schedule 13D shall not be construed as an admission that any of Messrs. Nelson, Creamer or Salem, Providence Equity Partners IV, L.L.C., Providence Equity GP IV L.P., Providence Equity Partners IV L.P. or Providence Equity Operating Partners IV L.P. is the beneficial owner of any securities covered by this statement.  The filing of this Schedule 13D shall not construed as an admission that Providence Equity Partners IV Inc. is the beneficial owner of any securities owned by PEP PAS, L.L.C. or PEOP PAS, L.L.C.

The KKR Reporting Persons, the Carlyle Reporting Persons and the Providence Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act.  For purposes of this Schedule 13D and except with respect to the Investment Vehicles to the extent required to permit PanAmSat to avail itself of the “controlled company” exception of the rules of the New York Stock Exchange, the KKR Reporting Persons disclaim beneficial ownership of any shares of Common Stock directly held by any Carlyle Reporting Persons or any Providence Reporting Persons, the Carlyle Reporting Persons disclaim beneficial ownership of any shares of Common Stock directly held by any KKR Reporting Persons or any Providence Reporting Persons, and the Providence Reporting Persons disclaim beneficial ownership of any shares of Common Stock directly held by any KKR Reporting Persons or any Carlyle Reporting Persons.

(c).  To the knowledge of the Reporting Persons, other than as set forth in Item 3 under “Compensation of Directors of PanAmSat”, no transactions in the class of securities reported on this Schedule 13D have been effected during the past 60 days by the persons named in the response to Item 5(a) and Item 2.

(d).  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Schedule 13D.

(e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Powers of Attorney

2.	Joint Filing Agreement

3.

Form of Second Amended and Restated Stockholders Agreement of PanAmSat Holding Corporation, dated as of August 20, 2004 and amended and restated as of October 14, 2004 and March 2005, among PanAmSat Holding Corporation, PanAmSat Corporation, Constellation, LLC, Carlyle PanAmSat I, LLC, Carlyle PanAmSat II, LLC, PEP PAS, LLC, PEOP PAS, LLC, Carlyle Partners III Telecommunications, L.P., Providence Equity Partners IV L.P. and KKR Millennium Fund L.P. (filed as Exhibit 4.2 to PanAmSat Holding Corporation’s registration statement on Form S-1 as filed on March 15, 2005 (File No. 333-121463))

4.

Amended and Restated Registration Rights Agreement, initially dated as of August 20, 2004 and amended and restated as of October 14, 2004, among PanAmSat Holding Corporation, Constellation, LLC, Carlyle PanAmSat I, L.L.C., Carlyle PanAmSat II, L.L.C., PEP PAS, LLC and PEOP PAS, LLC (filed as Exhibit 10.7 to PanAmSat Corporation’s Registration Statement on Form S-4 as filed on November 19, 2004 (File No. 333-120641))

5.

Merger Agreement, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Proton Acquisition Corporation and PanAmSat Holding Corporation (filed as Exhibit 2.1 to PanAmSat Holding Corporation’s Current Report on Form 8-K dated August 29, 2005, and hereby incorporated herein by reference)

6.

Voting Agreement, dated as of August 28, 2005, by and among Intelsat (Bermuda), Ltd., Proton Acquisition Corporation, PanAmSat Holding Corporation and the stockholders of PanAmSat Holding Corporation named therein (filed as Exhibit 99.1 PanAmSat Holding Corporation’s Current Report on Form 8-K dated August 29, 2005, and hereby incorporated herein by reference)

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2005

Signatures:	KKR MILLENNIUM GP LLC

	By:	*
Henry R. Kravis
a member

CONSTELLATION, LLC

	By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Vice President

KKR ASSOCIATES MILLENNIUM L.P.

	By:	KKR Millennium GP LLC its general partner

		By:	*
Henry R. Kravis
a member

KKR MILLENNIUM FUND L.P.

	By:	KKR Associates Millennium L.P. its general partner

		By:	KKR Millennium GP LLC its general partner

By: *
Henry R. Kravis
a member

*By:	/s/ William J. Janetschek
William J. Janetschek,
by power of attorney for all KKR Reporting Persons

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its general partner

By: *
Henry R. Kravis
a member

KKR III GP LLC

By:	*
Henry R. Kravis
a member

*By:	/s/ William J. Janetschek
William J. Janetschek,
by power of attorney for all KKR Reporting Persons

TCG HOLDINGS L.L.C.

By:	*
Name: David M. Rubenstein
Title: Managing Director

CARLYLE PANAMSAT I, LLC

By:	*
Name: David M. Rubenstein
Title: Managing Director

CARLYLE PANAMSAT II, LLC

By:	*
Name: David M. Rubenstein
Title: Managing Director

CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P.

By:	TC Group III, L.P., its General Partner

By:	TC Group III, L.L.C. its General Partner

	By:	TC Group L.L.C. its Managing Member

	By:	TCG Holdings, L.L.C. its Managing Member

By: *
Name: David M. Rubenstein
Title: Managing Director

*By:	/s/ Bruce E. Rosenblum
Bruce E. Rosenblum,
by power of attorney for all Carlyle Reporting Persons

CPIII COINVESTMENT, L.P.

By:	TC Group III, L.P., its General Partner

By:	TC Group III, L.L.C. its General Partner

By:	TC Group L.L.C. its Managing Member

By:	TCG Holdings, L.L.C. its Managing Member

By: *
Name: David M. Rubenstein
Title: Managing Director

TC GROUP III, L.P.

By:	TC Group III, L.L.C. its General Partner

By:	TC Group L.L.C. its Managing Member

By:	TCG Holdings, L.L.C. its Managing Member

By:	*
Name: David M. Rubenstein
Title: Managing Director

*By:	/s/ Bruce E. Rosenblum
Bruce E. Rosenblum,
by power of attorney for all Carlyle Reporting Persons

TC GROUP, L.L.C.

By:	TC Group L.L.C. its Managing Member

	By:	TCG Holdings, L.L.C. its Managing Member

	By:	*
Name: David M. Rubenstein
Title: Managing Director

TC GROUP III, L.L.C.

By:	TCG Holdings, L.L.C. its Managing Member

	By:	*
Name: David M. Rubenstein
Title: Managing Director

*By:	/s/ Bruce E. Rosenblum
Bruce E. Rosenblum,
by power of attorney for all Carlyle Reporting Persons

PROVIDENCE EQUITY PARTNERS IV, L.L.C.

By:	*
	Name:	Paul J. Salem
	Title:	Executive Vice President and Senior Managing Director

PEP PAS, L.L.C.

By:	*
	Name:	Paul J. Salem
	Title:	Executive Vice President and Managing Member

PEOP PAS, L.L.C.

By:	*
	Name:	Paul J. Salem
	Title:	Executive Vice President and Managing Member

PROVIDENCE EQUITY GP IV L.P.

By:	Providence Equity Partners IV, L.L.C., its General Partner

By:	*
	Name:	Paul J. Salem
	Title:	Executive Vice President and Senior Managing Director

PROVIDENCE EQUITY PARTNERS IV LP

By:	Providence Equity GP IV L.P., its General Partner

	By:	Providence Equity Partners IV, L.L.C., its General Partner

	By:	*
	Name:	Paul J. Salem
	Title:	Executive Vice President and Senior Managing Director

*By:	/s/ Paul J. Salem
Paul J. Salem,
by power of attorney for all Providence Reporting Persons

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P.

By:	Providence Equity GP IV L.P., its General Partner

By:	Providence Equity Partners IV, L.L.C., its General Partner

By:	*
Name:	Paul J. Salem
Title:	Executive Vice President and Senior Managing Director

PROVIDENCE EQUITY PARTNERS IV INC.

By:	/s/ Paul J. Salem
Name:	Paul J. Salem
Title:	Executive Vice President and Senior Managing Director

*
Glenn M. Creamer

*
Jonathan M. Nelson

*
Paul J. Salem

*By:	/s/ Paul J. Salem
Paul J. Salem,
by power of attorney for all Providence Reporting Persons